BB 9/7


SEC MAIL
RECEIVED
PROCESSING
AUG 29 2005
WASH. D.C.
209
SECTION

SECURI ON



05043807

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53358

CM 9/7

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/03/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palmer & Cay Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3348 Peachtree Road, NE , Suite 1400
(No. and Street)

Atlanta (City) GA (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rebel Riley 770-888-1791
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hancock, Askew & Company , LLP
(Name – *if individual, state last, first, middle name*)

570 East York Street (Address) Savannah (City) GA (State) 31402 (Zip Code)

PROCESSED
SEP 08 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

☐ (a) Facing page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 29 2005
WASH, D.C. 209 SECTION

Palmer & Cay Securities Corporation



Financial Statements
and
Auditors' Report
Year Ended June 30, 2005

Palmer & Cay Securities Corporation

Contents

HANCOCK, ASKEW & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
570 EAST YORK STREET
SAVANNAH, GEORGIA 31401

Independent Auditors' Report

Board of Directors and Shareholder
Palmer & Cay Securities Corporation
Savannah, Georgia

We have audited the accompanying statement of financial condition of Palmer & Cay Securities Corporation as of June 30, 2005, and the related statements of loss, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palmer & Cay Securities Corporation at June 30, 2005, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,

Hancock Askew & Co LLP

Savannah, Georgia
August 17, 2005

Palmer & Cay Securities Corporation

Statement of Financial Condition

June 30,		2005
ASSETS		
Cash	$	123,647
Income tax refundable		1,000
Prepaid expenses		9,780
	$	134,427
LIABILITY AND SHAREHOLDER'S EQUITY		
Liability		
Accrued expenses	$	8,000
Shareholder's Equity		
Common stock		1,000
Additional paid-in capital		227,588
Accumulated deficit		(102,161)
		126,427
	$	134,427

The accompanying notes are an integral part of these financial statements.

Palmer & Cay Securities Corporation

Statement of Loss

Year ended June 30,		2005
Commission revenue	$	974,890
Operating expenses		
Commission expense		829,491
Management		52,350
Taxes and licenses		20,765
Office		3,544
Professional fees		15,274
Insurance		56,757
		978,181
Loss before income tax benefit		(3,291)
Income tax benefit		1,000
Net loss	$	(2,291)

The accompanying notes are an integral part of these financial statements.

Palmer & Cay Securities Corporation

Statement of Changes in Shareholder's Equity

	Common Stock Number of Shares				
	Authorized	*Issued and Outstanding*	*Par Value*	*Additional Paid-In Capital*	*Accumulated Deficit*
Balance, June 30, 2004	25,000	1,000	$ 1	$ 207,588	$ (99,870)
Capital contributed				20,000	
Net loss					(2,291)
Balance, June 30, 2005	**25,000**	**1,000**	**$ 1**	**$ 227,588**	**$ (102,161)**

The accompanying notes are an integral part of these financial statements.

Palmer & Cay Securities Corporation

Statement of Cash Flows

Year ended June 30,		2005
OPERATING ACTIVITIES		
Net loss	$	(2,291)
Adjustment to reconcile net loss to cash provided by operating activities:		
Changes in:		
Commissions receivable		17,111
Prepaid expenses		4,877
Income tax refundable		45,800
Accrued expenses		(23,578)
Cash provided by operating activities		41,919
FINANCING ACTIVITY		
Capital contribution		20,000
Increase in cash		61,919
Cash, June 30, 2004		61,728
Cash, June 30, 2005	$	123,647
Supplemental cash flow information:		
Cash received for income tax refund	$	45,800

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Palmer & Cay Securities Corporation (the Company) is a broker-dealer in mutual funds and variable annuities and is a member of the National Association of Securities Dealers.

The accounting and reporting policies and practices of the Company conform with generally accepted accounting principles. The following is a summary of the more significant of such policies and practices.

Revenue Recognition

Commissions and fees are substantially all collected directly from the carriers. These commissions are recorded as revenue when received.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently refundable.

The Company, its Parent Company and other subsidiaries of the Parent Company file a consolidated federal income tax return. The Company reports its loss to various states separately from its Parent Company. The income tax expense of the consolidated group is allocated to the Company on the basis of the Company's pretax loss.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Uninsured Deposits

The Company maintains cash balances at a financial institution. Accounts at the financial institution are insured by the Federal Deposit Insurance Corporation up to $100,000. Uninsured deposits at June 30, 2005 approximated $24,000.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2005, the Company had net capital of $115,647, which was $110,647 in excess of its required net capital of $5,000.

4. Related Party Transactions

Management fees of approximately $52,000 were paid to a related corporation in which the Company's stockholder has a controlling ownership interest.

Commissions expense was paid to the related corporation and represents eighty-five percent of commissions earned on fees originated by the related corporation.

Palmer & Cay Securities Corporation

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30,		2005
Shareholder's equity qualified for net capital	$	126,427
Less non-allowable assets		
Income tax refundable		(1,000)
Prepaid expenses		(9,780)
Net capital	$	115,647
Aggregate indebtedness		
Accrued expenses	$	8,000
Minimum net capital requirement	$	5,000
Excess capital	$	110,647
Reconciliation with Company's computation included in Part IIA of Form X-17A-5 as of June 30, 2005		
Net capital, as reported in Company's Part IIA FOCUS Report	$	90,149
Audit adjustment to reverse accrued expenses		43,498
Audit adjustment to reduce income tax benefit		(17,000)
Reclassify income tax refund as non-allowable asset		(1,000)
Net capital per above	$	115,647